

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Mark Klein
Chief Executive and Financial Officer
DAM Holdings, Inc.
52-66 Iowa Avenue
Paterson, NJ 07503

Re: DAM Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on April 15, 2010

Dear Mr. Klein:

We have reviewed your response letter dated March 22, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Financial Statements

Comparative Consolidated Balance Sheet, page F-3

1. Please provide us with a copy of your impairment testing for both inventory and property and equipment as of December 31, 2009 including a discussion of the assumptions that were used and your basis for the assumptions.

Supplemental Schedule of Non-cash Investing and Financing Activities, page F-6

2. We note your response to our prior comment 4. Please tell us where the common stock issued for services in the amount of $357,545 during 2008 is recorded in the Statement of Stockholder's Deficit.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-9

3.   We note your response to our prior comment 5. However, it does not appear that you
        have addressed our comment, and as such we reissue our comment. Please tell us
        your basis in the accounting literature for classifying motorcycle prototypes as
        inventory rather than expensing such costs as incurred as research and development
        costs or depreciating such costs as a component of property and equipment over their
        expected useful lives.

Controls and Procedures

4.   We note your response to our prior comment 8 and 9. You state that you have
        identified a weakness in proof reading and final preparation of financial statement
        note disclosure summary information. Please tell us what consideration was given to
        the discovery of this weakness in your conclusion regarding the effectiveness or
        ineffectiveness of your disclosure controls and procedures and your internal controls
        over financial reporting as of December 31, 2010.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding
comments on the financial statements and related matters. Please contact me at 202-551-
3380 with any other questions.

                                                Sincerely,

                                                Lyn Shenk
                                                Branch Chief